FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2008
                                 6 February 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Interim Results released on 6 February 2008


                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the half year ended 31 December 2007

                               High Quality Growth

Operational Performance: Record product sales, increased loyalty


*    Net customer growth in the quarter of 167,000 to 8.832 million

     -  New customer additions of 385,000

     -  Churn reduced to 10.0%

     -  Record ARPU of GBP421

* Record total product sales of over 1.6 million, up 28% from the previous quarter

     -  Record Sky+ growth of 434,000 to 3.131 million, up 16%

     -  HD growth of 64,000 to 422,000, up 18%

     -  Multiroom growth of 120,000 to 1.531 million, up 9%

     -  Sky Broadband growth of 260,000 to 1.199 million, up 28%

     -  Record Sky Talk growth of 236,000 to 915,000, up 35%



Financial Performance: Strong top-line growth for the half year

* Group revenue increased by 11% on the comparable period(1) to GBP2,458 million

* Gross margin increased by two percentage points on the comparable period to 65%(2) (excluding exceptional item)

* Operating profit of GBP295 million included GBP91 million of investment in Sky Broadband and Sky Talk, GBP12 million investment in Easynet Enterprise and an exceptional charge of GBP12 million(3)

* Adjusted operating profit of GBP307 million(3) (excluding exceptional item) reflected strong operating metrics

* Basic loss per share of 6.4 pence includes net exceptional items of GBP282 million(4); adjusted earnings per share of 9.7 pence (2007: 11.3 pence)

*    Interim dividend increased by 8% to 7.1 pence per share



(1) Six months ended 31 December 2006
(2) Gross margin in the six months to 31 December 2006 excludes an exceptional receipt of GBP65 million from a third party channel provider, accounted for within programming costs
(3) Adjusted operating profit for the six months to 31 December 2007, excludes an exceptional non operating item of GBP12 million relating to EDS legal costs
(4) Net exceptional items include GBP12 million relating to EDS legal costs, an impairment of GBP343 million relating to the Group's investment in ITV, a GBP67 million gain relating to an exchange transaction for National Geographic, GBP4 million relating to mark-to-market in derivative financial instruments that do not qualify for hedge accounting and related tax adjustments of GBP2 million


Jeremy Darroch, Chief Executive said:

"We have made good progress during the quarter. Our focus on value and quality has delivered a strong level of new customer additions, a 35% year on year increase in product sales, record ARPU, and lower churn. Our business continues to strengthen."

"We enter calendar year 2008 in good shape. A combination of outstanding choice, quality and value leadership leaves us well positioned. An 8% increase in our interim dividend reflects our confidence."




Enquiries:

Analysts/Investors:

Robert Kingston                             Tel:     020 7705 3726
Francesca Pierce                            Tel:     020 7705 3337

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                            Tel:     020 7705 3267
Robert Fraser                               Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com


There will be a presentation to analysts and investors at 09:30 a.m. (GMT) today at The Commonwealth Club, 25, Northumberland Avenue, London, WC2N 5AP. A live webcast of this presentation will be available today on Sky's corporate website, which can be found at www.sky.com/corporate.

A conference call for US analysts and investors will be held at 10:00 a.m. (EST) today. Details of this call have been sent to North American institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call will be available today on Sky's corporate website, which can be found at www.sky.com/corporate.

An interview with Jeremy Darroch, CEO in audio / video and transcript will be available from 7:00 a.m. GMT today at www.sky.com/corporate and www.cantos.com.



Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.



Customer Metrics

'000s                                            31-Dec-07               30-Sep-07           Net additions
--------------------------------------- ------------------- ----------------------- -----------------------

Total customers(1)(2)(3)                             8,832                   8,665                     167
Additional products:
Sky+(4)                                              3,131                   2,697                     434
Multiroom(5)                                         1,531                   1,411                     120
HD                                                     422                     358                      64
Broadband                                            1,199                     939                     260
Telephony                                              915                     679                     236
Other KPIs:
Churn for the quarter (annualised)                   10.0%                   11.3%                     n/a
ARPU                                                GBP421                  GBP411                     n/a
======================================= =================== ======================= =======================

(1) Includes DTH customers in Republic of Ireland. (535,000 as at 31 December 2007; 513,000 as at 30 September 2007.)
(2) DTH customers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels
(3) DTH customers  include customers taking Sky packages via DSL through Tiscali
TV
(4) Sky+ includes HD households
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)


Financial Summary (unaudited)


GBP'millions                            6 months to Dec-07      6 months to Dec-06              % movement
----------------------------------- ----------------------- ----------------------- -----------------------

Income statement:
Revenue(6)                                           2,458                   2,220                    +11%
Gross profit                                         1,600                   1,472                     +9%
% Margin                                               65%                     66%                       -
Operating profit(7)                                    295                     395                    -25%
% Margin                                               12%                     18%                     -6%
Exceptional operating  items((8))                     (12)                      59                       -
Adjusted operating profit                              307                     336                     -9%
Impairment of available-for-                         (343)                       -                       -
sale investment
(Loss) profit for the period                         (112)                     246                       -
Cash flow information:
EBITDA                                                 415                     486                    -15%
Cash generated from operations                         429                     365                    +18%
Net debt((9))                                      (1,973)                 (1,940)                     +2%
=================================== ======================= ======================= =======================


Per share information (pence):           6 months to Dec-07      6 months to Dec-06              % movement
----------------------------------- ----------------------- ----------------------- -----------------------

Loss per share - basic                               (6.4)                    14.0                       -
EPS - adjusted(10)                                     9.7                    11.3                    -14%
=================================== ======================= ======================= =======================

(6) Revenue for the six months to 31 December 2007 ("the half"), includes GBP107 million from Sky Broadband and Sky Talk and GBP84 million from Easynet Enterprise
(7) Operating profit for the half includes net operating losses of GBP91 million from Sky Broadband and Sky Talk and GBP12 million from Easynet Enterprise and a GBP12 million exceptional charge
(8) Exceptional operating items include amounts relating to EDS legal costs in both 2008 and 2007 and a one-off gain of GBP65 million from a third party channel provider in 2007
(9) Cash, cash-equivalents, short-term deposits, net of borrowings and borrowings related financial instruments
(10) Adjusted EPS for the half excludes GBP12 million litigation fees relating to EDS, an impairment of GBP343 million relating to the Group's investment in ITV, a GBP67 million gain relating to an exchange transaction for National Geographic, GBP4 million relating to mark-to-market of derivative financial instruments that do not qualify for hedge accounting and related tax adjustments of GBP2 million



OVERVIEW

Our transformation into a multi-product business continues apace. Despite a challenging backdrop, we continued to grow from strength to strength in line with our targets, assisted by the increased breadth of our product offering.

Total product sales increased strongly year on year and we have maintained the rapid growth of our broadband and telephony businesses. Our focus on customer quality continues, and our decision to reduce the level of viewing package discounts in acquisition and retention led to a three-fold increase year on year in new customers paying a full price subscription, as well as improved customer loyalty. This initiative, together with an increase in TV pricing and growing new product penetration, delivered record ARPU and the lowest level of churn for three years.

Key operational highlights for the three months to 31 December 2007 ("the quarter") were:

o    Net new customer growth of 167,000
o    Gross additions of 385,000 with churn at a three-year low of 10.0%
o    Record ARPU at GBP421, year on year growth of 7%
o    Product sales in the quarter of 1.6 million, year on year growth of 35%
o Record Sky+ growth of 434,000, with 3.1 million households or 35% of our customer base taking the product
o An additional 260,000 broadband and 236,000 talk customers, establishing Sky as the fastest growing broadband and telephony provider
o 47% of customers now take an additional product, up from around 30% in the prior year.

As previously announced,  and in accordance with IAS 39 "Financial  Instruments:
Recognition and Measurement" ("IAS 39"), the results reflect an impairment charge of GBP343 million relating to the Group's investment in ITV. The impairment charge has been treated as an exceptional item and was determined with reference to ITV's equity share price at the 28 December 2007.

Our financial performance for the six months to 31 December 2007 saw reported operating profit reduce to GBP295 million reflecting investment in future growth and the impact of the new Barclays Premier League contract, loss of carriage fees and related advertising revenue as a result of the non-carriage of our basic channels on cable. Revenue increased by 11% to GBP2,458 million with good growth in customers and ARPU. Operating profit of GBP295 million was stated after GBP103 million of investment in Sky Broadband, Sky Talk and Easynet Enterprise, as well as exceptional legal costs of GBP12 million. Excluding these items, operating profit was GBP410 million. Customer demand for Sky+ remained strong, which will generate important future benefits including increased customer loyalty. While strong Sky+ growth incurs a short term cost, this was partially offset by supply chain efficiencies arising as a result of the Amstrad acquisition.

OUTLOOK

Looking forward to the second half of the financial year, we are well positioned to grow. We are confident in the quality and value of our products at all levels and continue to focus on delivering high quality customer growth in line with our 2010 goal, whilst increasing the number of products and services our existing customers choose.

Financially, we anticipate that the operating profit performance for the full year will be in line with our expectations. Looking to 2009, we expect that the peak of investment in broadband will be behind us; baseline profit will already include both higher sports costs for the new Barclays Premier League contract, which is fixed for a further two years, and lower revenue from any continuation of non-carriage of our basic channels on cable.

OPERATIONAL REVIEW

New DTH customer additions were 385,000 for the quarter. In contrast to the second quarter of 2007, these sales were achieved with a significant reduction in the use of short-term viewing package discounts and included a standard installation fee across all products. We continued to focus on full priced viewing package sales using the genuine quality and value leadership of our products to drive growth. This approach is creating a strong and sustainable business for the long-term.

Total product sales continue to grow strongly, increasing by 28% on the previous quarter to around 1.6 million. During the quarter, 19% of HD additions, 40% of Sky+ additions, and 44% of broadband additions were new Sky customers, reflecting the highest ever uptake of Sky+ and broadband amongst new customers.

DTH churn for the quarter (annualised) reached 10.0%, its lowest level for three years, representing a 1.3 percentage point reduction from the previous quarter. This was driven by the reduction in viewing package discounts and our focus on high quality customer acquisitions, as well as growth in additional product penetration and continual improvements to the customer experience.

ARPU increased by 7% year on year and 2% quarter on quarter to a record GBP421. This reflects a full quarter's benefit of the 2007 price increase, contribution from increased penetration of additional products and the benefit from the phasing out of viewing package discounts in customer acquisition and retention.

Sky+ households exceeded three million with a record 434,000 net additions in the quarter to reach 35% penetration of the base, up four percentage points on the previous quarter. Multiroom households grew by 120,000 in the quarter, now 17% of the base; and Sky HD also showed good growth, increasing by 18% to 422,000, 5% of the base. Recognition for Sky HD was received during the quarter at the Royal Television Society Innovation Awards 2007. Sky obtained the 'Raising The Bar Award' for introducing a technology which set a new 'gold standard' of expectations.

Sky Broadband, the UK's fastest growing broadband provider, added a further 260,000 subscribers during the quarter to reach 1.2 million customers, with around two-thirds of on-net customers choosing a paid-for product. At the end of the quarter the Group also had an additional 29,000 business and professional broadband customers registered to its UK Online branded service. During the quarter, Sky Broadband received recognition for its service at the uSwitch "Broadband Satisfaction Awards", being voted winner in the following categories:
"Supplier most likely to be recommended", "Best value for Money" and "Ensuring Customers are on the best deal". In addition, the JD Power "2007 UK Broadband Internet Service Provider Satisfaction Study" quoted Sky as one of the industry leaders in terms of overall satisfaction, performing significantly above industry average in terms of value and choice. Notably, Sky ranked as the number one choice for customers interested in obtaining their telecoms services from one provider.

Sky Talk had a record quarter of growth with net additions of 236,000, an increase of 54% on the previous quarter's additions, with 97% of the closing telephony base taking either the Freetime or Unlimited packages. As at 31 December 2007, 54% of broadband customers also took Sky Talk. Despite such rapid growth, less than 10% of our total customer base now takes all three of TV, broadband and telephony, providing a significant opportunity for future growth.

During the quarter we continued to build on our extensive content offering, with the renewal of two key sports rights contracts. Live rights were secured to the Rugby League for a three year period from 2009, providing Sky Sports viewers with over 100 matches a year, including exclusive live coverage of Super League. We also secured rights to the Football League competitions for three years from August 2009, including at least 95 matches a season and continued live coverage of The Coca Cola Championship and Carling Cup matches. Strong audience figures were achieved during the quarter and exclusive Sky Box Office coverage of the Hatton vs. Mayweather WBC Welterweight fight, attracted a record number of pay-per-view buys for a sporting event.

Sky One also had a strong quarter, both through content acquisitions and our commissioned programming. During the quarter, four out of the top ten rated programmes on Sky One were internally commissioned, with "Noel's Christmas Presents" achieving record audiences on our entertainment channels this financial year.

Sky Anytime on PC and Sky.com were both re-launched during the quarter. The enhanced Sky Anytime on PC service is the first online download service to offer Sky Movies customers the latest films from all six major Hollywood studios. In addition to a wide selection of films, sport, entertainment and pay-per-view movies, the service also re-launched with content from additional third-party channels such as National Geographic and The History Channel, as well as the recently launched Sky Real Lives. Sky.com now showcases a variety of rich content, allowing users to browse entertainment, news and sports in one place, as well as offering a gateway into newly launched Sky websites such as Sky Motoring and Sky Property.

Sky's first zero emission van began its trial in the quarter, complementing a shift to bio-diesel in part of the van fleet, and a shift to hybrid cars for team managers. Sky's autostandby technology that powers down Sky set top boxes automatically is now in 3.8 million boxes, saving customers money and reducing carbon emissions. Carbon savings from this change now nearly match the company's operational footprint, prior to emissions offsetting.

External recognition of our environmental contribution increased this quarter, with Sky receiving the "Community and Environmental Responsibility" award from Management Today. In addition, the company secured a Green Fleet Hero Award, plus a Green Award for Sustainable Business (presented by the United Nations Environment Programme).

Sky continues to respond to its customers' recognition of the educational value of broadband and television through the extension of our Sky Learning proposition to bring learning to life for customers of all ages. Its services include a new online search engine 'Sky Learning Explorer', as well as relationships with leading educational providers such as the Open University. Sky Learning's programme Sky Living for Sport also extended beyond schools this quarter to launch a new partnership with the charity "V" to promote volunteering amongst 16-24 year olds. Sky Learning has been endorsed as an important supplement to traditional classroom tools by the Innovation Unit which is funded by government.

FINANCIAL SUMMARY

Our financial performance for the six months to 31 December 2007 reflected strong top-line growth, investment in high quality programming and strong demand for additional products. Total revenue increased by 11% on the six months to 31 December 2006 ("the comparable period", "2007") to GBP2,458 million (2007:
GBP2,220 million) with reported operating profit of GBP295 million (2007: GBP395 million). Excluding exceptional legal costs of GBP12 million, adjusted operating profit was GBP307 million (2007: GBP336 million excludes GBP65 million exceptional gain from a third party channel provider and GBP6m relating to exceptional litigation fees). Group operating margin was 12.0% on a reported basis and 12.5% when adjusted for exceptional items. Pay TV operating margin, adjusted for exceptional items, was 18.4% down from 19.8% in the comparable period, due to the start of the new Premier League contract and the loss of carriage fees and related advertising revenue from the non-carriage of our basic channels on Virgin.

Revenue

Group revenue growth was strong, increasing by 11% on the comparable period to GBP2,458 million (2007: GBP2,220 million). Group revenue included GBP107 million from Sky Broadband and Sky Talk (2007: GBP22 million) and GBP84 million from Easynet Enterprise (2007: GBP77 million).

Retail subscription revenue increased by 13% on the comparable period to GBP1,853 million (2007: GBP1,638 million), the highest growth rate for four years, reflecting a 5% increase in the average number of DTH customers and ARPU growth of 7%. ARPU benefited from a combination of the removal of viewing package discounts, the 2007 TV package price increase, a record pay per view event and the increased penetration of additional TV products and broadband and telephony.

Wholesale  subscription  revenue fell by GBP21 million to GBP88  million  (2007:
GBP109 million), reflecting the non-carriage of our basic channels on cable, as well as an overall reduction in cable TV premium subscribers.

Advertising revenue fell by GBP4 million to GBP167 million (2007: GBP171 million), reflecting the non-carriage of our basic channels on cable. Excluding this impact, our advertising share for the six months to December 2007 was up year on year by 0.3 percentage points to an average of 14.2%.

Sky Bet revenue was GBP24 million (2007: GBP20 million), an increase of 20% on the comparable period, benefiting from the consolidation of 365 Media Group plc and growth in internet sports betting and TV games. Revenue from betting is accounted for on a net basis, representing the retained margin.

Installation, hardware and service (IHS) revenues increased by 24% to GBP148 million (2007: GBP119 million). Excluding Sky Broadband related revenue of GBP14 million, IHS revenues increased 15%, driven by strong product sales to new and existing customers in addition to the introduction of a standard installation fee across all products.

Other revenue of GBP178 million (2007: GBP163 million) increased by GBP15 million, and includes GBP14 million related to Sky Broadband and GBP82 million to Easynet Enterprise. Excluding these, other revenue declined by GBP5 million due to lower revenue from Sky Active and reduced sublicense revenue on sports rights. Revenues from the first time consolidation of Amstrad were also reported within other revenue.

Gross margin

Gross profit was GBP1,600 million or 65% as a percentage of sales (2007: 66%). Excluding the one-off receipt of GBP65 million from a third party channel provider in the comparable period, adjusted gross margin increased by two percentage points.

Programming costs of GBP858 million increased by GBP110 million on the comparable period (2007: GBP748 million). Excluding the one-off receipt of GBP65 million in the prior year, programming costs increased by 6% on the comparable period (2007: GBP813 million) with 12% growth in sports rights being partially offset by savings in news and third party channel costs. Sports costs of GBP466 million in the half year, increased by GBP51 million, reflecting the new Premier League agreement for the seasons 2007/8 to 2009/10. The annual cost of these rights is fixed over the three year period of the contract. Third party channels costs, adjusted for the one-off receipt of GBP65 million in the prior year, decreased by GBP8 million to GBP148 million. Benefits from recent renegotiations of third party carriage agreements, more than offset payments to Setanta for including their Premier League games in commercial subscriptions. Movie costs of GBP143 million were flat on the comparable period with a foreign exchange benefit offset by increased investment in our Sky Anytime and Sky Movies portals. News and entertainment costs of GBP101 million were GBP2 million higher than the comparable period, with continued investment in Sky One being partially offset by savings at Sky News.

Other operating costs

Other operating costs,  excluding  programming costs, of GBP1,305 million (2007:
GBP1,077 million) increased by GBP228 million on the comparable period and include Sky Broadband and Sky Talk operating costs of GBP195 million, Easynet Enterprise of GBP96 million and an exceptional legal expense of GBP12 million. Excluding these items, other operating costs increased by GBP114 million on the comparable period to GBP1,002 million (2007: GBP888 million), reflecting strong product growth.

The acquisition of Amstrad plc was declared unconditional on 5 September 2007. Third party revenue from the acquisition is consolidated within "Other revenue" with related costs recorded in subscriber management and administration. The net financial benefit of bringing the manufacture of Sky's set-top boxes by Amstrad in-house, is recorded within marketing costs.

Marketing costs increased by GBP30 million to GBP405 million (2007: GBP375 million). This reflects the upfront cost of strong Sky+ sales, higher year on year above the line spend and the costs of servicing an overall larger subscriber base, partially offset by lower subscriber additions overall. Subscriber acquisition costs ("SAC") were level year on year at GBP246 with the levy of a standard installation fee and supply chain efficiencies arising from the acquisition of Amstrad, helping to offset the cost of strong Sky+ sales. Marketing costs include GBP15 million relating to Sky Broadband and Sky Talk and GBP3 million for Easynet Enterprise.

Subscriber  management costs increased by GBP66 million to GBP379 million (2007:
GBP313 million). More than half of this increase was driven by a full six months of Sky Broadband and Sky Talk investment, as well as the first time consolidation of Amstrad. The remaining increase was due to the cost of higher year on year product sales, which has a corresponding benefit to installation and hardware revenues. Subscriber management costs include GBP56 million relating to Sky Broadband and Sky Talk and GBP10 million for Easynet Enterprise.

The remaining other operating expenses totalled GBP521 million (2007: GBP389 million), up by GBP132 million on the comparable period and including GBP124 million of Sky Broadband costs and GBP83 million of Easynet Enterprise expenses. Excluding these items, underlying other operating costs increased by GBP49 million to GBP314 million (2007: GBP265 million), reflecting the consolidation of new businesses such as Amstrad and 365 Media Group and higher depreciation from our recent investment in infrastructure and systems. Administration costs also included GBP12 million exceptional legal charges relating to ongoing litigation against EDS.

Exceptional items

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), following a review of the carrying value of the Group's investment in ITV plc at 28 December 2007, we have recognised an impairment loss of GBP343 million. This was determined with reference to ITV's equity share price at the 28 December 2007 (the last trading day of the Group's reporting period).

Sky entered into an arrangement with Fox Entertainment Group for the effective exchange of a 50% share in the National Geographic Partnership UK for 21% interests in National Geographic Channel (NGC) Network International, LLC, and NGC Network Latin America, LLC, which effectively operate the National Geographic Channel's television operations outside of the US. This transaction resulted in a gain of GBP67 million, recorded as a gain on disposal of joint ventures.

The Group reported an exceptional charge of GBP12 million within administration expenses (2007: GBP6 million) relating to costs from the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. Litigation is now in the court hearing stage and we currently expect to incur exceptional costs of around GBP18 million in total for the 2008 financial year in respect of this claim.

Earnings

After the Group's share of operating profits from joint ventures of GBP8 million (2007: GBP6 million), the gain on disposal of a joint venture of GBP67 million, a net interest charge of GBP63 million (2007: GBP45 million) and an impairment charge of GBP343 million relating to the Group's investment in ITV, the Group made a loss before tax in the period of GBP36 million (2007: profit of GBP356 million).

Including a tax charge of GBP76 million, the Group's loss after tax for the period was GBP112 million (2007: profit of GBP246 million), generating a basic loss per share of 6.4 pence (2007 earnings per share: 14.0 pence). Excluding all exceptional items, profit after tax for the period was GBP170 million (2007:
GBP199 million), generating adjusted earnings per share of 9.7 pence (2007: 11.3 pence). The issued share capital at the start and end of the period was 1,753 million.

Cash flow

EBITDA for the period was GBP415 million (2007: GBP486 million). Including a working capital inflow of GBP14 million (2007: GBP121 million outflow), the Group generated cash from operations of GBP429 million (2007: GBP365 million). Working capital in the comparable period was impacted by the receipt of an exceptional third party settlement.

Free cashflow increased by 21% on the comparable period and included net interest payments of GBP64 million, (2007: GBP60 million) tax payments of GBP80 million (2007: GBP39 million) and capital expenditure of GBP153 million (2007:
GBP158 million). Capital expenditure included GBP55 million of broadband and Easynet Enterprise related spend. After net acquisition spend of GBP71 million mainly relating to the purchase of Amstrad plc, dividends paid to shareholders of GBP156 million and other sundry items, net debt as at 31 December 2007 was GBP1,973 million.

CORPORATE

The Directors are declaring an interim dividend of 7.1 pence per Ordinary Share, an increase of 8% on the comparable period, reflecting the Group's strong cash generation and confidence in the future prospects of the business. The ex-dividend date will be 26 March 2008 and the dividend will be paid on 18 April 2008 to shareholders of record on 28 March 2008.

During the quarter, the Group announced changes to the Board of Directors which saw Rupert Murdoch stepping down from his role as Chairman and as a Director of the Company. He is succeeded by James Murdoch, who was appointed to Sky's Board as Non-Executive Director in February 2003 and was Chief Executive Officer from November 2003 until December 2007. This followed a consultation with major shareholders. The Board appointed Jeremy Darroch, previously Sky's Chief Financial Officer, as Chief Executive Officer.

We would like to extend our thanks and appreciation to Rupert Murdoch who became Director of the Company in 1990 and has served as Chairman since 1999. The board would like to pay tribute to his unique contribution. During the course of his involvement, Sky has grown from a start-up to Europe's most valuable pay TV company, reaching one in three households in the UK and Ireland, and more recently has expanded into the broader communications industry.

On  5  February  2008,  Nicholas  Ferguson,   Senior  Independent  Non-Executive
Director, was appointed as an additional member of the company's Corporate Governance and Nominations Committee.


Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management costs, administration costs and other costs, marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on the significant risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Management Report for half year ended 31 December 2007. Copies of the Interim Management Report are available from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1 - TV Subscriber and Market Data


                                                      Second quarter as    First quarter as at     Second quarter as
                                                    at 31 December 2007      30 September 2007   at 31 December 2006

DTH homes1,2 (3)                                              8,832,000              8,665,000             8,441,000

Total TV homes in the U.K. and Ireland(4)                    27,093,000             26,966,000            26,766,000

DTH homes as a percentage of                                        33%                    32%                   32%
total U.K. and Ireland TV homes

Cable - U.K.                                                  3,528,000              3,428,000             3,397,000
Cable - Ireland                                                 601,000                592,000               605,000
Total pay TV homes                                           12,961,000             12,685,000            12,443,000
Total pay TV homes as a percentage of total U.K.                    48%                    47%                   46%
and Ireland TV homes

Sky+ homes(5)                                                 3,131,000              2,697,000             1,968,000

Multiroom homes(6)                                            1,531,000              1,411,000             1,226,000

HD homes                                                        422,000                358,000               184,000

DTT (freeview only) - U.K.(7)                                 9,332,000              9,139,000             7,703,000


(1) Includes DTH customers in Republic of Ireland of 535,000 as at 31 December 2007
(2) DTH customers includes only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels
(3) DTH homes include subscribers taking Sky packages via DSL through Tiscali TV
(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 31 December 2007). Total Ireland homes estimated by Ireland's Central Statistics Office
(5) Sky+ homes includes HD households
(6) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions)
(7) DTT homes (Freeview only) estimated by OFCOM and taken from the end of the previous quarter (latest figures as at 30 September 2007) except for prior year comparative which is actual at 31 December 2006. Prior year figures have been restated (previously sourced from BARB) and relate to unique TV households





Appendix 2 - Glossary


------------------------------------------- ------------------------------------------------------------
Useful definitions                          Description
------------------------------------------- ------------------------------------------------------------
Adjusted earnings per share                 Adjusted profit divided by the weighted average number of
                                            ordinary shares during the year.
------------------------------------------- ------------------------------------------------------------
Adjusted operating profit                   Operating profit before taking account of exceptional
                                            items.
------------------------------------------- ------------------------------------------------------------
Adjusted profit for the period              Profit for the period adjusted to remove mark-to-market
                                            movements in derivative financial instruments that do not
                                            qualify for hedge accounting and exceptional items.
------------------------------------------- ------------------------------------------------------------
ARPU                                        Average Revenue Per User: the amount spent by the Group's
                                            residential subscribers in the quarter, divided by the
                                            average number of residential subscribers in the quarter,
                                            annualised.
------------------------------------------- ------------------------------------------------------------
Churn                                       The number of DTH subscribers over a given period that
                                            terminate their subscription in its entirety, net of
                                            former subscribers who reinstate their subscription in
                                            that period (where such reinstatement is within a twelve
                                            month period of the termination of their original
                                            subscription), expressed as a percentage of total
                                            subscribers.
------------------------------------------- ------------------------------------------------------------
Customer                                    A subscriber to a DTH service.
------------------------------------------- ------------------------------------------------------------
DTH                                         Direct-to-home: the transmission of satellite services
                                            with a reception through a mini-dish.
------------------------------------------- ------------------------------------------------------------
EBITDA                                      Earnings before interest, taxation, depreciation and
                                            amortisation is calculated as operating profit before
                                            depreciation and amortisation or impairment of goodwill
                                            and intangible assets.
------------------------------------------- ------------------------------------------------------------
Free cash flow                              The amount of cash generated by Sky after meeting
                                            obligations for interest and tax, and after all capital
                                            investment and net cash flows relating to our joint
                                            ventures and associates.
------------------------------------------- ------------------------------------------------------------
Gross margin                                Revenue less programming expenses as a proportion of
                                            revenue.
------------------------------------------- ------------------------------------------------------------
Gross profit                                Revenue less programming expense.
------------------------------------------- ------------------------------------------------------------
HD                                          High Definition.
------------------------------------------- ------------------------------------------------------------
Multiroom                                   Installation of one or more additional set-top-boxes in
                                            the household of an existing DTH customer.
------------------------------------------- ------------------------------------------------------------
Net debt                                    Cash, cash-equivalents, short-term deposits, net of
                                            borrowings and borrowings related derivative financial
                                            instruments.
------------------------------------------- ------------------------------------------------------------
On-net                                      Customers subscribing to our unbundled broadband product.
------------------------------------------- ------------------------------------------------------------
Product                                     Any service chosen by a Sky customer.  These include DTH,
                                            Sky+, Multiroom, Sky HD, Sky Broadband and Sky Talk.
------------------------------------------- ------------------------------------------------------------
Sky Broadband and Talk                      Sky Broadband, Sky Talk and UK Online combined.
------------------------------------------- ------------------------------------------------------------
Sale                                        A sale is a gross addition of any product.
------------------------------------------- ------------------------------------------------------------
Sky+                                        Sky's fully-integrated Personal Video Recorder (PVR) and
                                            satellite decoder.
------------------------------------------- ------------------------------------------------------------
Underlying                                  Excluding contribution from Sky Broadband and Talk,
                                            Easynet Enterprise and exceptional items.
------------------------------------------- ------------------------------------------------------------
Viewing share                               Number of people viewing a channel as a percentage of
                                            total viewing audience.
------------------------------------------- ------------------------------------------------------------


Appendix 3 - Consolidated condensed financial information



Consolidated Income Statement for the half year ended 31 December 2007


---------------------------------------------------------------------------------------------------------
                                                                     2007/08       2006/07      2006/07
                                                                   Half year     Half year    Full year
                                                        Notes    GBP million   GBP million  GBP million
---------------------------------------------------------------------------------------------------------

 Revenue                                                  2            2,458        2,220        4,551
 Operating expense                                        3          (2,163)      (1,825)      (3,736)
 Operating profit                                                        295          395          815
---------------------------------------------------------------------------------------------------------

 Share of results of joint ventures and associates                         8            6           12
 Investment income                                                        19           24           46
 Finance costs                                                          (82)         (69)        (149)
 Profit on disposal of joint venture                      4               67            -            -
 Impairment of available-for-sale investment              5            (343)            -            -
 (Loss) profit before tax                                               (36)          356          724
---------------------------------------------------------------------------------------------------------

 Taxation                                                               (76)        (110)        (225)
 (Loss) profit for the period                                          (112)          246          499
---------------------------------------------------------------------------------------------------------

 (Loss) earnings per share from (loss) profit for
 the period (in pence)
 Basic                                                    6           (6.4p)        14.0p        28.4p
 Diluted                                                  6           (6.4p)        14.0p        28.2p


 -------------------------------------------------------------------------------------------------------
| Adjusted earnings per share from adjusted profit                                                       |
| for the period (in pence)                                                                              |
| Basic                                                    6             9.7p        11.3p        26.3p  |
| Diluted                                                  6             9.7p        11.3p        26.1p  |
 -------------------------------------------------------------------------------------------------------





Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2007


---------------------------------------------------------------------------------------------------------
                                                                  2007/08        2006/07       2006/07
                                                                Half year      Half year     Full year
                                                              GBP million    GBP million   GBP million
---------------------------------------------------------------------------------------------------------

 (Loss) profit for the period                                       (112)            246           499
---------------------------------------------------------------------------------------------------------

Net movement reported directly in equity
Cash flow hedges                                                       9              21            39
Tax on cash flow hedges                                              (3)             (6)          (12)
Loss on available-for-sale investments                             (192)           (207)         (151)
Transfer to profit on impairment of
available-for-sale investment                                        343               -             -
                                                                     157           (192)         (124)

 Total recognised income and expense for the period                  45               54           375
---------------------------------------------------------------------------------------------------------




Consolidated Income Statement for the three months ended 31 December 2007


-------------------------------------------------------------------------------------------------------------------
                                                                                        2007/08             2006/07
                                                                                                       Three months
                                                                                   Three months            ended 31
                                                                              ended 31 December            December
                                                                                    GBP million         GBP million
-------------------------------------------------------------------------------------------------------------------


Revenue                                                                                   1,273               1,149
Operating expense                                                                       (1,121)               (934)

 ------------------------------------------------------------------------------------------------------------------

|EBITDA                                                                                     214                 262|
|Depreciation and amortisation                                                             (62)                (47)|
 ------------------------------------------------------------------------------------------------------------------

Operating profit                                                                            152                 215
-------------------------------------------------------------------------------------------------------------------


Share of results from joint ventures and associates                                           5                   4
Investment income                                                                             4                  10
Finance costs                                                                              (42)                (39)
Profit on disposal of joint venture                                                          67                   -
Impairment of available-for-sale investment                                               (343)                   -
(Loss) profit before tax                                                                  (157)                 190
-------------------------------------------------------------------------------------------------------------------


Taxation                                                                                   (39)                (60)
(Loss) profit for the quarter                                                             (196)                 130
-------------------------------------------------------------------------------------------------------------------


Earnings per share from (loss) profit for the
quarter (in pence)
Basic and diluted                                                                        (11.2)                 7.4
Adjusted basic and diluted                                                                  4.7                 5.0
-------------------------------------------------------------------------------------------------------------------

The consolidated income statement for the three months ended 31 December 2007 is not extracted from the Group's Interim Management Report for the period ended 31 December 2007.



Consolidated Balance Sheet as at 31 December 2007


 -------------------------------------------------------------------------------------------------------------------
                                                                31 December        31 December            30 June
                                                                       2007               2006               2007
                                                     Notes      GBP million        GBP million        GBP million
 -------------------------------------------------------------------------------------------------------------------



 Non-current assets
 Goodwill                                                               845                659                741
 Intangible assets                                                      283                209                261
 Property, plant and equipment                                          682                593                670
 Investments in joint ventures and associates                           106                 31                 34
 Available-for-sale-investments                                         611                771                797
 Deferred tax assets                                                     47                 79                 54
 Trade and other receivables                                             36                  -                  -
 Derivative financial assets                                              8                  -                  -
                                                                      2,618              2,342              2,557
 -------------------------------------------------------------------------------------------------------------------

 Current assets
 Inventories                                                            664                609                384
 Trade and other receivables                                            570                568                524
 Short-term deposits                                                      1                202                 15
 Cash and cash equivalents                                              389                402                435
 Derivative financial assets                                              5                  6                  5
                                                                      1,629              1,787              1,363
 -------------------------------------------------------------------------------------------------------------------

 Total assets                                                         4,247              4,129              3,920
 -------------------------------------------------------------------------------------------------------------------

 Current liabilities
 Borrowings                                                              98                548                 16
 Trade and other payables                                             1,627              1,469              1,295
 Current tax liabilities                                                138                140                144
 Provisions                                                              10                  4                  8
 Derivative financial liabilities                                        21                 36                 36
                                                                      1,894              2,197              1,499
 -------------------------------------------------------------------------------------------------------------------

 Non-current liabilities
 Borrowings                                                           2,038              1,751              2,014
 Trade and other payables                                                96                 63                 84
 Provisions                                                              37                 18                 18
 Derivative financial liabilities                                       240                245                258
                                                                      2,411              2,077              2,374
 -------------------------------------------------------------------------------------------------------------------

 Total liabilities                                                    4,305              4,274              3,873
 -------------------------------------------------------------------------------------------------------------------

 Shareholders' (deficit) equity                        8               (58)              (145)                 47
 -------------------------------------------------------------------------------------------------------------------

 Total liabilities and shareholders' (deficit)                                           4,129
 equity                                                               4,247                                 3,920
 -------------------------------------------------------------------------------------------------------------------








Consolidated Cash Flow Statement for the half year ended 31 December 2007


----------------------------------------------------------------------------------------------------------------------
                                                                         2007/08           2006/07           2006/07
                                                                       Half year         Half year         Full year
                                                           Notes     GBP million       GBP million       GBP million
----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Cash generated from operations                               9               429               365            1,007
Interest received                                                             22                32               46
Taxation paid                                                               (80)              (39)            (128)
Net cash from operating activities                                           371               358              925
----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Dividends received from joint ventures and associates                          5                 4                9
Net funding to joint ventures and associates                                 (2)                 -              (3)
Purchase of property, plant and equipment                                   (91)             (131)            (292)
Purchase of intangible assets                                               (62)              (27)             (64)
Purchase of available-for-sale investments                                   (7)             (975)            (947)
Purchase of subsidiaries (net of cash and cash
equivalents purchased)                                                      (71)              (19)            (104)
Decrease in short-term deposits                                               14               445              632
Net cash used in investing activities                                      (214)             (703)            (769)
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from borrowings                                                      54               550              295
Repayment of borrowings                                                      (8)             (191)            (192)
Proceeds from disposal of shares in Employee Share
Ownership Plan ("ESOP")                                                       16                 8               37
Purchase of own shares for ESOP                                             (23)              (13)             (76)
Purchase of own shares for cancellation                                        -             (214)            (214)
Interest paid                                                               (86)              (92)            (154)
Dividends paid to shareholders                                             (156)             (117)            (233)
Net cash used in financing activities                                      (203)              (69)            (537)
----------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                   (46)             (414)            (381)
----------------------------------------------------------------------------------------------------------------------



Cash and cash equivalents at the beginning of the period                     435               816              816

Cash and cash equivalents at the end of the period                           389               402              435
----------------------------------------------------------------------------------------------------------------------




Notes to the consolidated interim financial statements

1        Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half year ended 31 December 2007, for the purpose of the Companies Act 1985, but is extracted from the condensed consolidated interim financial statements prepared in accordance with IAS 34 'Interim Financial Reporting' ("IAS 34") as presented in the unaudited Interim Management Report dated 31 December 2007. Copies of the Interim Management Report are available from the British Sky Broadcasting web page at www.sky.com/corporate. The financial information for the full year ended 30 June 2007 is extracted from the statutory financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2008, this date will be 29 June 2008, this being a 52 week year (fiscal year 2007: 1 July 2007, 52 week year). Similarly, the condensed consolidated interim financial statements are based on the Sunday nearest to 31 December in each year. In fiscal year 2008, this date was 30 December 2007 (fiscal year 2007: 31 December 2006) For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June, and its condensed consolidated interim financial statements as at 31 December.

2    Revenue

 -------------------------------------------------------------------------------------------------------------------
                                                                             2007/08       2006/07         2006/07
                                                                           Half year     Half year       Full year
                                                                         GBP million   GBP million     GBP million
 -------------------------------------------------------------------------------------------------------------------

 Retail subscription                                                           1,853         1,638          3,406
 Wholesale subscription                                                           88           109            208
 Advertising                                                                     167           171            352
 Sky Bet                                                                          24            20             47
 Installation, hardware and service                                              148           119            212
 Other                                                                           178           163            326
                                                                               2,458         2,220          4,551
 -------------------------------------------------------------------------------------------------------------------


3     Operating expense

 -------------------------------------------------------------------------------------------------------------------
                                                                             2007/08       2006/07         2006/07
                                                                           Half year     Half year       Full year
                                                                         GBP million   GBP million     GBP million
 -------------------------------------------------------------------------------------------------------------------

 Programming                                                                     858           748          1,539
 Transmission and related functions                                              254           181            402
 Marketing                                                                       405           375            734
 Subscriber management                                                           379           313            618
 Administration                                                                  267           208            443
                                                                               2,163         1,825          3,736
 -------------------------------------------------------------------------------------------------------------------

Included within programming for the full year ended 30 June 2007 and half year ended 31 December 2006 is a GBP65 million credit due to the Group arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 financial statements.

Included within administration for the half year ended 31 December 2007 is GBP12 million (2007: half year GBP6 million; full year GBP16 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider (see note 10b)).


4      Profit on disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the US). This realised a profit on disposal of GBP67 million.


5      Impairment of available-for-sale investment

The impairment of available-for-sale investment relates to the Group's investment in ITV plc ("ITV"). As required by IAS 39, following a review of the carrying value of the investment in ITV at 31 December 2007, the Group has recognised an impairment loss of GBP343 million in the current period. The impairment loss was determined with reference to ITV's closing equity share price of GBP0.87 at 28 December 2007, the last trading day of the Group's fiscal half year, and is attributable to the significant and prolonged decline in the ITV equity share price.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 4 February 2008, the equity share price of ITV was GBP0.79.

6    Earnings per share


--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08         2006/07        2006/07
                                                                          Half year       Half year      Full year
                                                                        Millions of     Millions of    Millions of
                                                                             shares          shares         shares
--------------------------------------------------------------------------------------------------------------------
The  weighted  average  number  of  shares  for the
period was
Ordinary shares                                                               1,753          1,765          1,759
ESOP trust ordinary shares                                                      (5)            (3)            (4)
Basic shares                                                                  1,748          1,762          1,755
--------------------------------------------------------------------------------------------------------------------

Dilutive ordinary shares from share options                                       -             1             12
Diluted shares                                                                1,748          1,763          1,767
--------------------------------------------------------------------------------------------------------------------

The calculation of diluted (loss) earnings per share excludes 22 million share options (2007: half year 21 million; full year 17 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share is calculated by dividing loss or profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believe should be separately identified to help explain underlying performance.


--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08         2006/07         2006/07
                                                                          Half year       Half year       Full year
                                                                        GBP million     GBP million     GBP million
Reconciliation from (loss) profit for the period to adjusted profit for the period
(Loss) profit for the period                                                  (112)            246            499
Remeasurement of all derivative financial instruments (not qualifying
for hedge accounting)                                                           (4)            (8)            (6)
Amount receivable from channel distribution agreement (see note 3)                -           (65)           (65)
Legal costs relating to claim against EDS (see note 3)                           12              6             16
Profit on disposal of joint venture                                            (67)              -              -
Impairment of available-for-sale investment                                     343              -              -
Tax effect of above items                                                       (2)             20             17
Adjusted profit for the period                                                  170            199            461
--------------------------------------------------------------------------------------------------------------------


7    Dividends

--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08         2006/07         2006/07
                                                                          Half year       Half year       Full year
                                                                        GBP million     GBP million     GBP million
--------------------------------------------------------------------------------------------------------------------
Dividends declared and paid during the period
2006 Final dividend paid: 6.70p per ordinary share                                -            117            117
2007 Interim dividend paid: 6.60p per ordinary share                              -              -            116
2007 Final dividend paid: 8.90p per ordinary share                              156              -              -
                                                                                156            117            233
--------------------------------------------------------------------------------------------------------------------

The 2008 interim dividend is 7.1p per ordinary share being GBP125 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2007.


8    Reconciliation of movement in shareholders' (deficit) equity


--------------------------------------------------------------------------------------------------------------------
                                     Share     Share      ESOP  Hedging Available    Other Retained          Total
                                                                             -for                            share
                                                                             sale                         holders'
                                   capital   premium   reserve  reserve - reserve reserves earnings      (deficit)
                                       GBP       GBP       GBP      GBP       GBP      GBP      GBP         equity
                                   million   million   million  million   million  million  million    GBP million
--------------------------------------------------------------------------------------------------------------------

At 1 July 2006                         896    1,437       (25)    (52)         -      311  (2,446)            121
Purchase of own shares for
cancellation                          (20)        -          -       -         -       20    (214)          (214)
Recognition and transfer of cash
flow hedges                              -        -          -      21         -        -        -             21
Tax on items taken directly to
equity                                   -        -          -     (6)         -        -      (1)            (7)
Revaluation of available-for
sale-investment                          -        -          -       -     (207)        -        -          (207)
Share-based payment                      -        -          1       -         -        -       11             12
Profit for the period                    -        -          -       -         -        -      246            246
Dividends                                -        -          -       -         -        -    (117)          (117)
At 31 December 2006                    876    1,437       (24)    (37)     (207)      331  (2,521)          (145)
--------------------------------------------------------------------------------------------------------------------
Recognition and transfer of cash         -        -          -      18         -        -        -             18
flow hedges
Tax on items taken directly to                                                 -
equity                                   -        -          -     (6)                  -        6              -
Revaluation of available-for-sale
investment                               -        -          -       -        56        -        -             56
Share-based payment                      -        -       (30)       -         -        -       11           (19)
Profit for the period                    -        -          -       -         -        -      253            253
Dividends                                -        -          -       -         -        -    (116)          (116)
At 30 June 2007                        876    1,437       (54)    (25)     (151)      331  (2,367)             47
--------------------------------------------------------------------------------------------------------------------
Recognition and transfer of cash        -         -          -       9         -        -        -              9
flow hedges
Tax on items taken directly to
equity                                   -        -          -     (3)         -        -      (1)            (4)
Revaluation of available-for-sale
investment                               -        -          -       -     (192)        -        -          (192)
Impairment of available-for-sale
investment                               -        -          -       -       343        -        -            343
Share-based payment                      -        -         25       -         -        -     (18)              7
Loss for the period                      -        -          -       -         -        -    (112)          (112)
Dividends                                -        -          -       -         -        -    (156)          (156)
At 31 December 2007                    876    1,437       (29)     (19)         -     331  (2,654)           (58)
--------------------------------------------------------------------------------------------------------------------


9    Notes to the consolidated cash flow statement

Reconciliation of (loss) profit before taxation to cash generated from operations


 ----------------------------------------------------------------------------------------------------------------
                                                                         2007/08        2006/07         2006/07
                                                                       Half year      Half year       Full year
                                                                     GBP million    GBP million     GBP million
 ----------------------------------------------------------------------------------------------------------------

 (Loss) profit before tax                                                   (36)            356            724
 Depreciation of property, plant and equipment                                77             58            120
 Amortisation of intangible assets                                            43             33             72
 Profit on disposal of joint venture                                        (67)              -              -
 Impairment of available-for-sale investments                                343              -              -
 Net finance costs                                                            63             45            103
 Share of results of joint ventures and associates                           (8)            (6)           (12)
                                                                             415            486          1,007
 ----------------------------------------------------------------------------------------------------------------
 Increase in trade and other receivables                                    (95)          (118)           (47)
 Increase in inventories                                                   (264)          (294)           (59)
 Increase in trade and other payables                                        366            289            101
 Increase (decrease) in provisions                                            12            (3)              1
 (Increase) decrease in derivative financial instruments                     (5)              5              4
 Cash generated from operations                                              429            365          1,007
 ----------------------------------------------------------------------------------------------------------------



10   Other matters

a)   Contingent liabilities

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed: (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV (which purchase was, it is alleged, designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group's basic pay television channels to Virgin Media and for the licensing of Virgin Media group's television channels, for on-supply to the Group's subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group's alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group's allegations that it had infringed Article 82 EC or Chapter II prohibition. A start date for trial has been provisionally set for February 2009. It is, at this stage, too early to estimate the likely outcome of the proceedings.


b)   Contingent assets

The Group has served a claim, which is currently being heard in the High Court of Justice, for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 6 February 2008                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary